UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 29, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	July 29, 2016

Consolidated Financial Statements for the First Quarter of Fiscal 2016 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone:	+81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		August 12, 2016	Trading Accounts:	Established
Commencement of Dividend Payment (scheduled):		—
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2016 (for the three months ended June 30, 2016)

(1) Consolidated Results of Operations

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1Q F2016	780,350	(2.0)	192,153	(27.2)	132,639	(16.0)
1Q F2015	796,953	13.0	264,069	14.7	158,017	2.1

Note:	Comprehensive Income: 1Q F2016: ¥50,747 million, (72.5)%; 1Q F2015: ¥184,795 million, (51.2)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2016	5.29	5.22
1Q F2015	6.41	6.22

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1Q F2016	197,715,575	8,833,224	4.1
Fiscal 2015	193,458,580	9,353,244	4.2

Reference:	Own Capital: As of June 30, 2016: ¥8,115,342 million; As of March 31, 2016: ¥8,167,813 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100

Our Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2015	—	3.75	—	3.75	7.50
Fiscal 2016	—
Fiscal 2016 (estimate)		3.75	—	3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2016 (for the fiscal year ending March 31, 2017)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2016	—	—	—
Fiscal 2016	600,000	(10.5)	23.72

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2016: No
	2.	The number of shares of common stock used in the above calculation is based on the weighted average of “the average number of shares during 1Q” and “the number of outstanding shares as of June 30, 2016 that also takes into account the mandatory acquisition of the Eleventh Series Class XI Preferred Stock (conducted on July 1, 2016) (which is assumed to be the average number of shares during the remaining term of fiscal 2016.)”

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of June 30, 2016	25,120,874,577 shares	As of March 31, 2016	25,030,525,657 shares
② Period-end treasury stock:	As of June 30, 2016	13,243,563 shares	As of March 31, 2016	10,929,211 shares
③ Average outstanding shares (first quarter):	1Q Fiscal 2016	25,039,256,537 shares	1Q Fiscal 2015	24,634,014,930 shares

(*Presentation of Implementation Status of Quarterly Review Procedure)

The review procedure of quarterly financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Consolidated Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2015	—	10.00	—	10.00	20.00
Fiscal 2016	—

Note:	Mizuho Financial Group Inc. (“MHFG”) acquired all of the Eleventh Series Class XI Preferred Stock as of July 1, 2016 that had not been requested for acquisition by June 30, 2016 and cancelled all of the Eleventh Series Class XI Preferred Stock held by MHFG on July 13, 2016. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Quarterly Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Note for Assumption of Going Concern	p.1-7
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-7
ø SELECTED FINANCIAL INFORMATION For the First Quarter of Fiscal 2016

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”)

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from the first quarter ended June 30, 2016 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥1,426 million as of April 1, 2016.

1-2

Mizuho Financial Group, Inc.

2. Quarterly Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2016	As of June 30, 2016
Assets
Cash and Due from Banks	¥36,315,471	¥44,078,085
Call Loans and Bills Purchased	893,545	1,076,222
Receivables under Resale Agreements	7,805,798	8,438,297
Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	3,308,129
Other Debt Purchased	2,979,797	2,752,309
Trading Assets	13,004,522	15,432,999
Money Held in Trust	175,638	188,282
Securities	39,505,971	33,571,599
Loans and Bills Discounted	73,708,884	72,217,324
Foreign Exchange Assets	1,447,743	1,404,523
Derivatives other than for Trading Assets	3,157,752	3,937,514
Other Assets	4,144,131	4,411,447
Tangible Fixed Assets	1,085,791	1,075,492
Intangible Fixed Assets	804,567	838,559
Net Defined Benefit Asset	646,428	659,407
Deferred Tax Assets	36,517	46,959
Customers’ Liabilities for Acceptances and Guarantees	4,798,158	4,728,689
Reserves for Possible Losses on Loans	(459,531)	(450,266)

Total Assets	¥193,458,580	¥197,715,575

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2016	As of June 30, 2016
Liabilities
Deposits	¥105,629,071	¥109,299,551
Negotiable Certificates of Deposit	11,827,533	10,807,579
Call Money and Bills Sold	2,521,008	3,163,841
Payables under Repurchase Agreements	16,833,346	17,553,415
Guarantee Deposits Received under Securities Lending Transactions	2,608,971	2,215,458
Commercial Paper	1,010,139	877,464
Trading Liabilities	10,276,133	12,019,249
Borrowed Money	7,503,543	7,410,627
Foreign Exchange Liabilities	492,473	464,012
Short-term Bonds	648,381	456,065
Bonds and Notes	6,120,928	6,378,673
Due to Trust Accounts	5,067,490	4,327,342
Derivatives other than for Trading Liabilities	2,571,597	2,951,875
Other Liabilities	5,532,596	5,633,181
Reserve for Bonus Payments	62,171	16,585
Reserve for Variable Compensation	2,836	3,585
Net Defined Benefit Liability	51,514	52,093
Reserve for Director and Corporate Auditor Retirement Benefits	1,685	1,490
Reserve for Possible Losses on Sales of Loans	267	736
Reserve for Contingencies	5,271	5,449
Reserve for Reimbursement of Deposits	16,154	14,697
Reserve for Reimbursement of Debentures	39,245	37,678
Reserves under Special Laws	2,024	2,090
Deferred Tax Liabilities	414,799	393,512
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	67,403
Acceptances and Guarantees	4,798,158	4,728,689

Total Liabilities	¥184,105,335	¥188,882,351

Net Assets
Common Stock and Preferred Stock	¥2,255,790	¥2,256,275
Capital Surplus	1,110,164	1,110,532
Retained Earnings	3,197,616	3,238,184
Treasury Stock	(3,609)	(3,834)

Total Shareholders’ Equity	6,559,962	6,601,157

Net Unrealized Gains (Losses) on Other Securities	1,296,039	1,167,760
Deferred Gains or Losses on Hedges	165,264	207,629
Revaluation Reserve for Land	148,483	147,148
Foreign Currency Translation Adjustments	(53,689)	(66,758)
Remeasurements of Defined Benefit Plans	51,752	58,404

Total Accumulated Other Comprehensive Income	1,607,851	1,514,184

Stock Acquisition Rights	2,762	1,799
Non-Controlling Interests	1,182,668	716,082

Total Net Assets	9,353,244	8,833,224

Total Liabilities and Net Assets	¥193,458,580	¥197,715,575

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the three months ended June 30, 2015	For the three months ended June 30, 2016
Ordinary Income	¥796,953	¥780,350
Interest Income	352,996	334,632
Interest on Loans and Bills Discounted	233,262	225,147
Interest and Dividends on Securities	69,628	55,453
Fiduciary Income	11,425	10,394
Fee and Commission Income	175,692	169,821
Trading Income	51,042	112,084
Other Operating Income	121,710	111,457
Other Ordinary Income	84,085	41,960
Ordinary Expenses	532,883	588,197
Interest Expenses	97,020	118,956
Interest on Deposits	37,617	46,971
Fee and Commission Expenses	39,392	37,863
Trading Expenses	1,712	120
Other Operating Expenses	37,108	30,551
General and Administrative Expenses	331,319	350,354
Other Ordinary Expenses	26,330	50,350

Ordinary Profits	264,069	192,153

Extraordinary Gains	5,328	1,410
Extraordinary Losses	1,724	881

Income before Income Taxes	267,673	192,683

Income Taxes:
Current	67,098	56,373
Deferred	20,202	(9,885)

Total Income Taxes	87,300	46,488

Profit	180,372	146,194

Profit Attributable to Non-controlling Interests	22,355	13,555

Profit Attributable to Owners of Parent	¥158,017	¥132,639

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the three months ended June 30, 2015	For the three months ended June 30, 2016
Profit	¥180,372	¥146,194
Other Comprehensive Income	4,422	(95,447)
Net Unrealized Gains (Losses) on Other Securities	37,876	(130,342)
Deferred Gains or Losses on Hedges	(29,728)	42,390
Revaluation Reserve for Land	(4)	(4)
Foreign Currency Translation Adjustments	(4,881)	(9,461)
Remeasurements of Defined Benefit Plans	(565)	6,710
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	1,725	(4,739)

Comprehensive Income	184,795	50,747

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	160,422	40,302
Comprehensive Income Attributable to Non-controlling Interests	24,372	10,444

1-6

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2016

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2016	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Net Gains/Losses on Stocks	CON	NON	2- 3

3. Unrealized Gains/Losses on Securities	CON	NON	2- 4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2- 6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 7

6. Status of Deposits and Loans	NON		2- 9

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 10
Comparison of Non-Consolidated Statements of Income (selected items)	2- 11
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 12
Comparison of Non-Consolidated Statements of Income (selected items)	2- 13
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 14
Comparison of Non-Consolidated Statements of Income (selected items)	2- 15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2016

1. Income Analysis

Consolidated

		(Billions of yen)
		First Quarter of Fiscal 2016		First Quarter of Fiscal 2015
			Change
Consolidated Gross Profits	1	550.8	13.2	537.6
Net Interest Income	2	215.6	(40.3)	255.9
Fiduciary Income	3	10.3	(1.0)	11.4
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	131.9	(4.3)	136.2
Net Trading Income	6	111.9	62.6	49.3
Net Other Operating Income	7	80.9	(3.6)	84.6
General and Administrative Expenses	8	(350.3)	(19.0)	(331.3)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(2.9)	4.6	(7.5)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	8.2	(4.3)	12.5
Net Gains (Losses) related to Stocks	11	13.6	(48.2)	61.9
Equity in Income from Investments in Affiliates	12	2.6	1.5	1.0
Other	13	(29.9)	(19.6)	(10.2)

Ordinary Profits	14	192.1	(71.9)	264.0

Net Extraordinary Gains (Losses)	15	0.5	(3.0)	3.6
Income before Income Taxes	16	192.6	(74.9)	267.6
Income Taxes	17	(46.4)	40.8	(87.3)
Profit	18	146.1	(34.1)	180.3
Profit Attributable to Non-controlling Interests	19	(13.5)	8.7	(22.3)

Profit Attributable to Owners of Parent	20	132.6	(25.3)	158.0

Credit-related Costs (including Credit Costs for Trust Accounts)	21	5.3	0.2	5.0

* Credit-related Costs [21]  =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	203.0	15.0	188.0

* Consolidated Net Business Profits [22] =     Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	142	(6)	148
Number of affiliates under the equity method	24	22	(1)	23

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		First Quarter of Fiscal 2016				First Quarter of Fiscal 2015
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	364.2	29.1	393.4	5.5	387.8
Net Interest Income	2	175.2	6.9	182.2	(37.9)	220.2
Fiduciary Income	3		10.1	10.1	(1.3)	11.5
Trust Fees for Jointly Operated Designated Money Trust	4		—	—	—	—
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	85.8	5.2	91.0	3.0	88.0
Net Trading Income	7	50.1	0.0	50.1	52.7	(2.5)
Net Other Operating Income	8	53.1	6.7	59.8	(10.8)	70.6
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(211.4)	(20.4)	(231.8)	0.3	(232.1)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	152.8	8.7	161.6	5.9	155.6

Reversal of (Provision for) General Reserve for Losses on Loans	11	7.1	—	7.1	7.1	—

Net Business Profits	12	160.0	8.7	168.8	13.1	155.6
Net Gains (Losses) related to Bonds	13	74.6	6.6	81.3	31.4	49.9

Net Non-Recurring Gains (Losses)	14	(28.4)	3.1	(25.3)	(68.0)	42.7
Net Gains (Losses) related to Stocks	15	8.5	4.9	13.5	(39.7)	53.3
Expenses related to Portfolio Problems	16	(8.9)	(0.0)	(8.9)	(2.6)	(6.3)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	7.2	0.0	7.3	0.0	7.3
Other	18	(35.3)	(1.9)	(37.2)	(25.6)	(11.6)

Ordinary Profits	19	131.6	11.8	143.5	(54.8)	198.4

Net Extraordinary Gains (Losses)	20	0.7	(0.0)	0.7	(3.1)	3.8
Income before Income Taxes	21	132.3	11.8	144.2	(58.0)	202.3
Income Taxes	22	(36.9)	(3.7)	(40.6)	34.1	(74.8)

Net Income	23	95.4	8.1	103.5	(23.9)	127.4

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	5.4	0.0	5.5	4.5	0.9

* Credit-related Costs [24] =    Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	7.1	0.0	7.2	2.5	4.6
Losses on Write-offs of Loans	27	3.3	(0.0)	3.3	6.5	(3.2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	(4.6)	0.0	(4.5)	(2.9)	(1.6)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	0.0	0.0	(0.6)	0.6
Reversal of (Provision for) Reserve for Contingencies	30	(0.1)	—	(0.1)	(0.8)	0.7
Other (including Losses on Sales of Loans)	31	(0.2)	—	(0.2)	(0.1)	(0.1)
Total	32	5.4	0.0	5.5	4.5	0.9

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	First Quarter of Fiscal 2016	Change	First Quarter of Fiscal 2015
Net Gains (Losses) related to Stocks	13.6	(48.2)	61.9
Gains on Sales	25.4	(39.0)	64.4
Losses on Sales	(3.8)	(1.4)	(2.3)
Impairment (Devaluation)	(5.5)	(5.5)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.4)	(2.2)	(0.1)

Non-Consolidated

Aggregate Figures for the 2 Banks

	First Quarter of Fiscal 2016	Change	First Quarter of Fiscal 2015
Net Gains (Losses) related to Stocks	13.5	(39.7)	53.3
Gains on Sales	23.5	(31.8)	55.4
Losses on Sales	(3.3)	(1.3)	(1.9)
Impairment (Devaluation)	(4.2)	(4.2)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.4)	(2.2)	(0.1)

Mizuho Bank
	First Quarter of Fiscal 2016	Change	First Quarter of Fiscal 2015
Net Gains (Losses) related to Stocks	8.5	(42.8)	51.4
Gains on Sales	18.5	(34.8)	53.3
Losses on Sales	(3.2)	(1.3)	(1.9)
Impairment (Devaluation)	(4.2)	(4.2)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2.3)	(2.3)	0.0
Mizuho Trust & Banking
	First Quarter of Fiscal 2016	Change	First Quarter of Fiscal 2015
Net Gains (Losses) related to Stocks	4.9	3.0	1.9
Gains on Sales	5.0	2.9	2.0
Losses on Sales	(0.0)	(0.0)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.0)	0.0	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of June 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	29,020.1	1,692.5	1,906.8	214.2	34,675.6	1,881.8	2,059.6	177.7
Japanese Stocks	3,252.9	1,419.9	1,518.6	98.6	3,457.6	1,610.4	1,681.9	71.5
Japanese Bonds	13,707.5	129.4	141.1	11.7	18,874.4	136.5	148.0	11.5
Japanese Government Bonds	10,584.1	81.7	81.9	0.2	15,765.8	95.8	96.2	0.4
Other	12,059.7	143.1	246.9	103.8	12,343.5	134.9	229.6	94.7
Foreign Bonds	9,406.8	83.1	99.6	16.5	9,719.5	41.0	67.9	26.8

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥11.6 billion and ¥26.7 billion, which were recognized in the statement of income for June 30, 2016 and March 31, 2016 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of June 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHFG (Consolidated)	4,500.4	64.9	68.1	3.2	4,817.5	55.6	61.0	5.3

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of June 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK
Other Securities	26,266.6	1,405.3	1,614.3	209.0	32,065.2	1,561.4	1,736.5	175.0
Japanese Stocks	2,963.8	1,255.9	1,356.5	100.5	3,148.2	1,426.4	1,500.9	74.4
Japanese Bonds	12,511.1	126.4	137.9	11.4	17,916.9	134.1	145.3	11.1
Japanese Government Bonds	9,697.8	79.2	79.5	0.2	15,150.8	93.5	94.0	0.4
Other	10,791.6	22.8	119.9	97.0	10,999.9	0.8	90.3	89.4
Foreign Bonds	8,737.2	73.6	90.0	16.4	9,000.9	32.6	59.2	26.5
MHTB
Other Securities	1,654.4	108.7	119.7	10.9	1,443.5	121.6	129.5	7.8
Japanese Stocks	218.2	99.6	104.3	4.6	231.4	112.5	115.3	2.7
Japanese Bonds	950.4	2.7	2.9	0.2	655.0	2.2	2.5	0.2
Japanese Government Bonds	886.0	2.4	2.4	0.0	573.9	2.2	2.2	0.0
Other	485.7	6.4	12.3	5.9	557.1	6.9	11.6	4.7
Foreign Bonds	364.1	7.0	7.0	—	440.2	5.6	5.8	0.1
Total
Other Securities	27,921.0	1,514.1	1,734.0	219.9	33,508.8	1,683.1	1,866.0	182.9
Japanese Stocks	3,182.1	1,355.6	1,460.8	105.2	3,379.6	1,538.9	1,616.2	77.2
Japanese Bonds	13,461.6	129.2	140.9	11.7	18,572.0	136.3	147.8	11.4
Japanese Government Bonds	10,583.8	81.6	81.9	0.2	15,724.8	95.8	96.2	0.4
Other	11,277.3	29.2	132.3	103.0	11,557.1	7.8	101.9	94.1
Foreign Bonds	9,101.4	80.6	97.1	16.4	9,441.1	38.2	65.0	26.7

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	Unrealized Gains/Losses include ¥11.6 billion and ¥26.7 billion, which were recognized in the statement of income for June 30, 2016 and March 31, 2016 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of June 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	4,500.4	64.9	68.1	3.2	4,817.5	55.6	61.0	5.3
MHTB	—	—	—	—	—	—	—	—
Total	4,500.4	64.9	68.1	3.2	4,817.5	55.6	61.0	5.3
(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of June 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
MHBK	108.6	151.9	155.0	3.0	108.6	162.0	164.1	2.0
MHTB	—	—	—	—	—	—	—	—
Total	108.6	151.9	155.0	3.0	108.6	162.0	164.1	2.0

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

Consolidated

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,680.9	(174.2)	1,855.1
Japanese Stocks	1,426.1	(177.7)	1,603.9
Japanese Bonds	129.4	(7.0)	136.5
Japanese Government Bonds	81.7	(14.1)	95.8
Other	125.3	10.5	114.7
Foreign Bonds	65.3	44.4	20.8
Non-Consolidated Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,502.4	(153.9)	1,656.4
Japanese Stocks	1,361.8	(170.6)	1,532.4
Japanese Bonds	129.2	(7.1)	136.3
Japanese Government Bonds	81.6	(14.1)	95.8
Other	11.4	23.8	(12.3)
Foreign Bonds	62.8	44.7	18.1

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2016			As of March 31, 2016
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses
MHBK	1,009.1	649.5	359.6	871.4	626.9	244.4
MHTB	112.9	107.9	4.9	99.8	99.1	0.7
Total	1,122.0	757.4	364.6	971.2	726.1	245.1

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
Consolidated		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	83.0	(0.1)	83.1
Claims with Collection Risk	358.0	(3.2)	361.2
Claims for Special Attention	463.5	(0.5)	464.0
Total	904.6	(3.8)	908.4

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Total	2.8	—	2.8

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	83.0	(0.1)	83.1
Claims with Collection Risk	360.9	(3.2)	364.1
Claims for Special Attention	463.5	(0.5)	464.0
Total	907.4	(3.8)	911.3

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen, %)
Total (Banking Account + Trust Account)	As of June 30, 2016		As of March 31, 2016
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	69.6	1.6	68.0
Claims with Collection Risk	352.5	(1.1)	353.6
Claims for Special Attention	399.8	1.4	398.4
Sub-total [1]	822.0	1.9	820.1
NPL ratio [1]/[2]	1.03%	0.02%	1.00%
Normal Claims	78,853.8	(2,155.2)	81,009.0
Total [2]	79,675.9	(2,153.2)	81,829.2

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	68.4	1.4	67.0
Claims with Collection Risk	345.0	(0.8)	345.9
Claims for Special Attention	393.2	1.3	391.9
Sub-total [3]	806.8	1.8	804.9
NPL ratio [3]/[4]	1.06%	0.03%	1.02%
Normal Claims	75,297.5	(2,170.0)	77,467.6
Total [4]	76,104.4	(2,168.1)	78,272.5

MHTB

Banking Account
Claims against Bankrupt and Substantially Bankrupt Obligors	1.2	0.1	1.0
Claims with Collection Risk	4.5	(0.2)	4.8
Claims for Special Attention	6.6	0.1	6.4
Sub-total [5]	12.3	0.0	12.2
NPL ratio [5]/[6]	0.34%	0.00%	0.34%
Normal Claims	3,545.5	15.0	3,530.5
Total [6]	3,557.9	15.1	3,542.7

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2.8	—	2.8
Claims for Special Attention	—	—	—
Sub-total [7]	2.8	—	2.8
NPL ratio [7]/[8]	21.27%	0.43%	20.84%
Normal Claims	10.6	(0.2)	10.9
Total [8]	13.5	(0.2)	13.8

Notes:	1. Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2. NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
		Change
MHBK	102,151.7	1,954.7	100,197.0
MHTB	3,119.6	63.3	3,056.2
Total	105,271.4	2,018.1	103,253.3

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
		Change
MHBK	85,012.7	(16.2)	85,028.9
Individual deposits	39,736.3	572.4	39,163.9
MHTB	3,106.2	63.8	3,042.4
Individual deposits	1,062.5	(14.7)	1,077.3
Total	88,119.0	47.6	88,071.3
Individual deposits	40,798.8	557.6	40,241.2
Note: Above figures do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of June 30, 2016		As of March 31, 2016
		Change
MHBK	68,311.4	(2,062.9)	70,374.3
MHTB	3,515.2	18.8	3,496.3
Total	71,826.6	(2,044.0)	73,870.7

Note: Loans to MHFG are included as follows:

As of June 30, 2016:    ¥501.4 billion (from MHBK)

As of March 31, 2016: ¥686.3 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		First Quarter of Fiscal 2016 (For the three months)	Change	First Quarter of Fiscal 2015 (For the three months)
Return on Loans and Bills Discounted	1	0.92	(0.07)	1.00
Cost of Deposits	2	0.01	(0.02)	0.04
Loan and Deposit Rate Margin [1]-[2]	3	0.91	(0.04)	0.96
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	4	0.97	(0.09)	1.07
Loan and Deposit Rate Margin [4]-[2]	5	0.96	(0.06)	1.03
Mizuho Trust & Banking
		(%)
		First Quarter of Fiscal 2016 (For the three months)	Change	First Quarter of Fiscal 2015 (For the three months)
Return on Loans and Bills Discounted	6	0.69	(0.24)	0.93
Cost of Deposits	7	0.04	(0.03)	0.07
Loan and Deposit Rate Margin [6]-[7]	8	0.64	(0.21)	0.85

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	9	0.76	(0.16)	0.93
Loan and Deposit Rate Margin [9]-[7]	10	0.72	(0.13)	0.85
(Reference) Aggregate Figures for the 2 Banks
		(%)
		First Quarter of Fiscal 2016 (For the three months)	Change	First Quarter of Fiscal 2015 (For the three months)
Return on Loans and Bills Discounted	11	0.91	(0.08)	0.99
Cost of Deposits	12	0.01	(0.02)	0.04
Loan and Deposit Rate Margin [11]-[12]	13	0.90	(0.05)	0.95
Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). 2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others

Return on Loans and Bills Discounted	14	0.96	(0.10)	1.06
Loan and Deposit Rate Margin [14]-[12]	15	0.95	(0.07)	1.02

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of June 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥37,346,666	¥30,156,145	¥7,190,520
Call Loans	214,589	266,249	(51,660)
Receivables under Resale Agreements	698,302	368,351	329,950
Other Debt Purchased	630,999	729,842	(98,843)
Trading Assets	7,704,047	6,421,352	1,282,694
Money Held in Trust	3,181	3,197	(15)
Securities	31,812,681	37,903,140	(6,090,459)
Loans and Bills Discounted	68,311,487	70,374,392	(2,062,905)
Foreign Exchange Assets	1,322,277	1,343,546	(21,269)
Derivatives other than for Trading	5,943,860	5,008,314	935,545
Other Assets	1,955,572	1,688,087	267,484
Tangible Fixed Assets	828,012	836,484	(8,471)
Intangible Fixed Assets	664,576	636,583	27,993
Prepaid Pension Cost	471,590	469,034	2,555
Customers’ Liabilities for Acceptances and Guarantees	5,206,499	5,297,202	(90,703)
Reserves for Possible Losses on Loans	(372,458)	(379,190)	6,732

Total Assets	¥162,741,886	¥161,122,736	¥1,619,149

Liabilities
Deposits	¥102,151,761	¥100,197,037	¥1,954,723
Negotiable Certificates of Deposit	10,213,702	11,177,095	(963,393)
Call Money	1,553,053	1,127,524	425,528
Payables under Repurchase Agreements	7,612,872	7,588,922	23,950
Guarantee Deposits Received under Securities Lending Transactions	823,430	786,431	36,999
Commercial Paper	662,450	777,601	(115,151)
Trading Liabilities	6,142,614	5,198,295	944,319
Borrowed Money	8,643,646	8,697,522	(53,876)
Foreign Exchange Liabilities	720,346	682,188	38,157
Bonds and Notes	4,083,122	4,376,773	(293,650)
Derivatives other than for Trading	4,982,512	4,423,937	558,575
Other Liabilities	2,390,209	2,998,753	(608,544)
Reserve for Bonus Payments	2,680	20,437	(17,757)
Reserve for Variable Compensation	1,623	1,300	322
Reserve for Possible Losses on Sales of Loans	736	267	469
Reserve for Contingencies	885	800	84
Reserve for Reimbursement of Deposits	13,584	15,041	(1,456)
Reserve for Reimbursement of Debentures	37,678	39,245	(1,567)
Deferred Tax Liabilities	294,654	302,072	(7,417)
Deferred Tax Liabilities for Revaluation Reserve for Land	67,403	67,991	(587)
Acceptances and Guarantees	5,206,499	5,297,202	(90,703)

Total Liabilities	155,605,469	153,776,443	1,829,026

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,795	(466)
Capital Reserve	655,418	655,324	93
Other Capital Surplus	1,630,910	1,631,471	(560)
Retained Earnings	2,049,757	2,231,469	(181,712)
Appropriated Reserve	225,810	169,829	55,981
Other Retained Earnings	1,823,946	2,061,640	(237,694)
Retained Earnings Brought Forward	1,823,946	2,061,640	(237,694)

Total Shareholders’ Equity	5,740,151	5,922,330	(182,179)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	999,959	1,106,333	(106,373)
Net Deferred Hedge Gains (Losses), net of Taxes	249,156	169,143	80,012
Revaluation Reserve for Land, net of Taxes	147,148	148,483	(1,334)

Total Valuation and Translation Adjustments	1,396,265	1,423,961	(27,696)

Total Net Assets	7,136,416	7,346,292	(209,876)

Total Liabilities and Net Assets	¥162,741,886	¥161,122,736	¥1,619,149

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the three months ended June 30, 2016 (A)	For the three months ended June 30, 2015 (B)	Change (A) - (B)
Ordinary Income	¥549,946	¥559,785	¥(9,839)
Interest Income	279,386	298,372	(18,986)
Interest on Loans and Bills Discounted	195,565	202,393	(6,828)
Interest and Dividends on Securities	51,144	63,712	(12,568)
Fee and Commission Income	110,239	110,714	(474)
Trading Income	50,366	3,760	46,606
Other Operating Income	81,348	82,980	(1,631)
Other Ordinary Income	28,604	63,957	(35,352)

Ordinary Expenses	418,306	375,546	42,759
Interest Expenses	104,134	89,424	14,710
Interest on Deposits	39,500	27,851	11,649
Fee and Commission Expenses	24,435	26,124	(1,688)
Trading Expenses	262	6,887	(6,625)
Other Operating Expenses	28,210	16,596	11,614
General and Administrative Expenses	220,393	212,375	8,017
Other Ordinary Expenses	40,870	24,139	16,731

Ordinary Profits	131,639	184,238	(52,599)

Extraordinary Gains	1,408	4,460	(3,052)

Extraordinary Losses	665	1,324	(658)

Income before Income Taxes	132,383	187,375	(54,992)
Income Taxes:
Current	44,018	57,781	(13,763)
Deferred	(7,075)	12,460	(19,535)

Net Income	¥95,439	¥117,132	¥(21,692)

2-11

Mizuho Trust Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of June 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,656,921	¥1,665,011	¥(8,089)
Call Loans	8,953	5,520	3,432
Guarantee Deposits Paid under Securities Borrowing Transactions	217,085	215,970	1,115
Other Debt Purchased	11,698	13,358	(1,660)
Trading Assets	155,835	127,305	28,530
Money Held in Trust	3,075	2,578	497
Securities	1,704,894	1,492,120	212,774
Loans and Bills Discounted	3,515,205	3,496,313	18,891
Foreign Exchange Assets	2,453	3,675	(1,221)
Other Assets	147,630	80,648	66,981
Tangible Fixed Assets	24,533	24,632	(99)
Intangible Fixed Assets	25,407	24,022	1,385
Prepaid Pension Cost	49,579	49,795	(215)
Customers’ Liabilities for Acceptances and Guarantees	40,132	43,749	(3,617)
Reserves for Possible Losses on Loans	(5,565)	(5,636)	70

Total Assets	¥7,557,842	¥7,239,067	¥318,774

Liabilities
Deposits	¥3,119,646	¥3,056,268	¥63,378
Negotiable Certificates of Deposit	286,350	353,070	(66,720)
Call Money	1,388,260	1,162,877	225,383
Payables under Repurchase Agreements	61,746	67,602	(5,856)
Guarantee Deposits Received under Securities Lending Transactions	386,458	420,713	(34,255)
Trading Liabilities	146,933	121,483	25,450
Borrowed Money	341,161	366,955	(25,794)
Foreign Exchange Liabilities	—	0	(0)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,030,777	1,019,554	11,222
Other Liabilities	212,131	60,074	152,057
Reserve for Bonus Payments	—	1,953	(1,953)
Reserve for Variable Compensation	504	401	103
Reserve for Reimbursement of Deposits	1,113	1,113	—
Deferred Tax Liabilities	11,182	12,043	(861)
Acceptances and Guarantees	40,132	43,749	(3,617)

Total Liabilities	7,036,398	6,697,859	338,538

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	167,719	180,091	(12,371)
Appropriated Reserve	27,427	23,327	4,099
Other Retained Earnings	140,292	156,763	(16,470)
Retained Earnings Brought Forward	140,292	156,763	(16,470)

Total Shareholders’ Equity	430,594	442,965	(12,371)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	87,413	97,740	(10,327)
Net Deferred Hedge Gains (Losses), net of Taxes	3,436	501	2,934

Total Valuation and Translation Adjustments	90,849	98,241	(7,392)

Total Net Assets	521,444	541,207	(19,763)

Total Liabilities and Net Assets	¥7,557,842	¥7,239,067	¥318,774

2-12

Mizuho Trust Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the three months ended June 30, 2016 (A)	For the three months ended June 30, 2015 (B)	Change (A) - (B)
Ordinary Income	¥44,016	¥50,005	¥(5,988)
Fiduciary Income	10,145	11,515	(1,369)
Interest Income	9,361	13,947	(4,585)
Interest on Loans and Bills Discounted	6,574	7,232	(658)
Interest and Dividends on Securities	2,360	6,163	(3,803)
Fee and Commission Income	11,754	10,192	1,561
Trading Income	75	554	(479)
Other Operating Income	7,238	10,067	(2,829)
Other Ordinary Income	5,440	3,727	1,712

Ordinary Expenses	32,132	35,838	(3,705)
Interest Expenses	2,366	2,661	(294)
Interest on Deposits	394	518	(123)
Fee and Commission Expenses	6,536	6,769	(232)
Trading Expenses	30	—	30
Other Operating Expenses	501	5,756	(5,254)
General and Administrative Expenses	21,895	19,741	2,154
Other Ordinary Expenses	800	910	(109)

Ordinary Profits	11,883	14,166	(2,282)

Extraordinary Gains	—	864	(864)

Extraordinary Losses	12	104	(91)

Income before Income Taxes	11,870	14,926	(3,056)
Income Taxes:
Current	3,325	421	2,904
Deferred	417	4,148	(3,731)

Net Income	¥8,128	¥10,356	¥(2,228)

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of June 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥347,513	¥283,049	¥64,463
Cash Segregated as Deposits for Customers and Others	183,960	170,684	13,275
Trading Assets	7,132,075	5,990,021	1,142,054
Receivables - Unsettled Trades	—	27,923	(27,923)
Operating Investment Securities	19,542	19,010	532
Operating Loans Receivable	2,880	3,100	(220)
Receivables Related to Margin Transactions	97,799	98,958	(1,159)
Collateralized Short-Term Financing Agreements-Receivable	4,091,745	3,949,642	142,102
Advances Paid	755	107	647
Securities: Fail to Deliver	21,731	11,937	9,794
Short-Term Loans Receivable	43,470	50,711	(7,241)
Deferred Tax Assets	5,565	8,735	(3,169)
Other Current Assets	462,149	404,314	57,834
Less: Allowance for Doubtful Accounts	(12)	(16)	3
Noncurrent Assets
Property and Equipment	14,275	14,540	(265)
Intangible Assets	45,482	42,370	3,111
Investments and Other Assets	305,931	308,153	(2,221)

Total Assets	¥12,774,865	¥11,383,246	¥1,391,618

Liabilities
Current Liabilities
Trading Liabilities	¥5,124,854	¥4,445,062	¥679,792
Payables - Unsettled Trades	420,857	—	420,857
Payables Related to Margin Transactions	34,391	42,278	(7,886)
Collateralized Short-Term Financing Agreements-Payable	4,221,597	3,861,722	359,875
Deposits Received	175,516	136,356	39,159
Guarantee Deposits Received	195,464	154,013	41,451
Securities: Fail to Receive	15,183	4,271	10,911
Short-Term Borrowings	570,948	479,403	91,545
Commercial Paper	371,300	513,700	(142,400)
Bonds and Notes Due within One Year	78,063	55,602	22,461
Lease Obligations	379	377	1
Income Taxes Payable	2,240	4,400	(2,160)
Accrued Employees’ Bonuses	4,543	13,217	(8,673)
Provision for Variable Compensation	993	790	203
Provision for Bonus Point Redemption	684	623	60
Other Current Liabilities	23,134	31,422	(8,287)
Noncurrent Liabilities
Bonds and Notes	527,147	548,766	(21,618)
Long-Term Borrowings	321,400	409,400	(88,000)
Lease Obligations	771	857	(86)
Deferred Tax Liabilities	1,429	—	1,429
Provision for Retirement Benefits	18,432	18,034	397
Other Noncurrent Liabilities	1,491	1,885	(393)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,072	2,005	66

Total Liabilities	12,112,897	10,724,190	1,388,706

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	145,168	149,594	(4,426)
Other Retained Earnings	145,168	149,594	(4,426)
Retained Earnings Brought Forward	145,168	149,594	(4,426)

Total Shareholders’ Equity	651,984	656,411	(4,426)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	16,812	21,626	(4,814)
Net Deferred Gains or Losses on Hedges, net of Tax	(6,829)	(18,982)	12,152

Total Valuation and Translation Adjustments	9,983	2,644	7,338

Total Net Assets	661,968	659,056	2,912

Total Liabilities and Net Assets	¥12,774,865	¥11,383,246	¥1,391,618

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the three months ended June 30, 2016 (A)	For the three months ended June 30, 2015 (B)	Change (A) - (B)
Operating Revenues	¥78,985	¥79,801	¥(815)
Commissions	30,463	38,454	(7,990)
Net Gain on Trading	40,358	34,855	5,503
Net Gain on Operating Investment Securities	(162)	1,080	(1,242)
Interest and Dividend Income	8,325	5,411	2,914

Interest Expenses	7,392	5,301	2,091

Net Operating Revenues	71,593	74,500	(2,907)

Selling, General and Administrative Expenses	55,731	57,488	(1,756)
Transaction-Related Expenses	11,586	12,748	(1,161)
Personnel Expenses	20,697	21,816	(1,118)
Real Estate Expenses	6,315	6,451	(136)
Administrative Expenses	10,910	11,005	(95)
Depreciation and Amortization	3,998	3,403	594
Taxes and Dues	1,218	1,073	145
Provision of Allowance for Doubtful Accounts	(61)	20	(81)
Other	1,065	967	98

Operating Income	15,861	17,012	(1,150)

Non-Operating Income	2,983	3,442	(458)
Non-Operating Expenses	411	209	201

Ordinary Income	18,434	20,245	(1,810)

Extraordinary Gain	184	320	(136)

Extraordinary Loss	309	394	(85)

Income before Income Taxes	18,309	20,171	(1,862)
Income Taxes:
Current	1,834	992	841
Deferred	2,765	3,862	(1,096)

Net Income	¥13,709	¥15,316	¥(1,607)

2-15